A.S.V., Inc. and Subsidiary
Exhibit 11 - Computation of Earnings per Share
Three Months Ended March 31,

	2005	2004
Basic
Earnings
Net earnings	$5,542,975	$3,595,033

Shares
Weighted average number of common
shares outstanding	13,363,538	12,464,518

Earnings per common share	$.41	$.29

Diluted
Earnings
Net earnings	$5,542,975	$3,595,033

Shares
Weighted average number of common shares outstanding	13,363,538	12,464,518
Assuming exercise of options and warrants reduced by the number of shares which could have been purchased with the proceeds from the exercise of such options and warrants	457,359	1,242,088

Weighted average number of common and common equivalent shares outstanding	13,820,897	13,706,606

Earnings per common share	$.40	$.26

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